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                  [LETTERHEAD OF CREDIT SUISSE / FIRST BOSTON]

                         SYLVAN LEARNING SYSTEMS, INC.

                           Offer to Purchase for Cash
                                       by
                         Sylvan Learning Systems, Inc.
                   up to 6,000,000 Shares of its Common Stock
           (Including the Associated Preferred Stock Purchase Rights)
   at a Purchase Price not Greater than $15.00 nor Less Than $13.50 Per Share

    THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
 AT 12:00 MIDNIGHT, EASTERN TIME, ON THURSDAY, SEPTEMBER 7, 2000,
                   UNLESS THE OFFER IS EXTENDED.

                                                                 August 10, 2000

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

   Sylvan Learning Systems, Inc., a Maryland corporation, has appointed us to act as the dealer manager in connection with its offer to purchase shares of its common stock, $0.01 par value per share. The offer is for the purchase of up to 6,000,000 shares at a price not greater than $15.00 nor less than $13.50 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares.

   Sylvan will select the lowest purchase price that will allow it to buy 6,000,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not withdrawn. All shares acquired in the offer will be acquired at the same purchase price.

   Sylvan's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. All shares tendered and purchased will include the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement dated as of December 18, 1999, between Sylvan and First Union National Bank, as rights agent, and, unless the context otherwise requires, all references to shares include the associated preferred stock purchase rights.

   Only shares properly tendered at prices at or below the purchase price and not properly withdrawn will be purchased. However, because of the "odd lot" priority, proration and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the purchase price will not be purchased if more than the number of shares Sylvan seeks are properly tendered. Shares tendered at prices in excess of the purchase price that is determined by Sylvan and shares not purchased because of proration or conditional tenders will be returned as promptly as practicable following the Expiration Date.

   Sylvan reserves the right, in its sole discretion, to purchase more than 6,000,000 shares pursuant to the offer.

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   The offer is not conditioned on any minimum number of shares being tendered.
The offer is, however, subject to other conditions.

   If at the expiration of the offer more than 6,000,000 shares, or any greater number of shares as Sylvan may elect to purchase, are properly tendered at or below the purchase price and not properly withdrawn, Sylvan will buy shares first from any person (an "Odd Lot Holder") who owned beneficially or of record an aggregate of fewer than 100 shares (not including any shares held in Sylvan's Employee Stock Purchase Plan or Sylvan's 401(k) Retirement Savings
Plan) and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on a Notice of Guaranteed Delivery, who properly tender all their shares at or below the purchase price, and then on a pro rata basis from all other shareholders who properly tender shares at prices at or below the purchase price, subject to the conditional tender provisions.

   For your information and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

     1. The Offer to Purchase dated August 10, 2000;

     2. The Letter of Transmittal for your use and for the information of your clients, together with the accompanying Substitute Form W-9. Facsimile copies of the Letter of Transmittal, with manual signatures, may be used to tender shares;

     3. A letter to the shareholders of Sylvan dated August 10, 2000 from Douglas L. Becker, Chairman and Chief Executive Officer of Sylvan;

     4. The Notice of Guaranteed Delivery to be used to accept the offer and tender shares pursuant to the offer if none of the procedures for tendering shares described in the Offer to Purchase can be completed on a timely basis;

     5. A printed form of letter, which you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with an instruction form provided for obtaining the clients' instructions with regard to the offer;

     6. Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9; and

     7. A return envelope addressed to First Union National Bank, as Depositary for the offer.

   Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the offer, proration period and withdrawal rights will expire at 12:00 Midnight, Eastern time, on Thursday, September 7, 2000, unless the offer is extended.

   Holders of shares whose certificate(s) for the shares are not immediately available or who cannot deliver the certificate(s) and all other required documents to the Depositary, or complete the procedures for book-entry transfer, before the Expiration Date must tender their shares according to the procedure for guaranteed delivery described in Section 3 of the Offer to Purchase.

   Neither Sylvan nor any officer, director, shareholder, agent or other representative of Sylvan will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer (other than fees paid to Credit Suisse First Boston, as Dealer Manager, as described in the Offer to Purchase). Sylvan will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients whose shares are held by you as a nominee or in a fiduciary capacity. Sylvan will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares, except as otherwise provided in the Letter of Transmittal.

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   Requests for additional copies of the enclosed materials and any inquiries you may have with respect to the offer should be addressed to D.F. King & Co., Inc., as Information Agent, 77 Water Street, 20th Floor, New York, NY 10005,
(212) 269-5550 (banks and brokers call collect) or (800) 207-2014 (all others call toll free).

                                          Very truly yours,

                                          CREDIT SUISSE FIRST BOSTON
                                           CORPORATION

   Nothing contained in this document or in the enclosed documents will make you or any other person an agent of Sylvan, the Dealer Manager, the Information Agent or the Depositary or any affiliate of any of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the offer other than the documents enclosed and the statements contained in those documents.

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